American Bonanza Provides Copperstone Gold Mine Progress for December

January 17, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Company") is pleased to announce that the 100% owned Copperstone gold mine in Arizona continued to make significant progress during December. During December, Copperstone recovered more ounces of gold into concentrate than in any previous month, and maintained production from the underground mine and the development mining. The Company is encouraged with the recent progress as it continues towards its goal of achieving commercial production, estimated for the first quarter of 2013.

Development Mining

During December, ore was available for mining in five zones, which is similar to performance during November. This is a significant achievement towards bringing mine output to design levels of 450 tons per day of ore. The five zones are developed, with access, power distribution, and water management being maintained as development mining continues to advance.

The main objective for the development mining program is now to provide access to two additional zones over the next month. This will provide ore available for mining subsequent to the zones which are currently being mined. A dedicated development mining team continues towards deployment during January to continue the acceleration of the development mining.

Ore Mining

Ore extraction rates during December continued at an improved level. Total rock mined during December averaged 612 tons per day. Ore mined during December averaged 310 tons per day (a 29 day month due to holidays), with development mining averaging 302 tons per day. Overall, these mining rates represent an improvement over November. The average daily ore mined represents about 68% of the targeted design rate of 450 tons of ore per day, slightly better than November, and roughly double the ore mining rate in October.

During December, the mine performance continued at an average of nearly 5 rounds of mining progress per day, similar to performance during November. (A round at Copperstone is eight feet of mining advance resulting from one phase of drilling, blasting and mucking. Although this varies according to rock type, one round at Copperstone generally contains roughly 100 tons of rock).

Ore Processing

Ore tonnage processed through the gold plant during December was steady relative to performance in November. Ore processed during December averaged 334 tons per day (28 operating days due to the holidays), which is 74% of the designed rate of 450 tons per day. The processing throughput is currently limited by tailings handling. This limitation is currently being investigated with a view toward raising the tonnage that can be pumped to the tailings impoundment. The milling facility as designed is capable of processing higher tonnage, and will do so in the future as the few remaining issues are resolved.

Mill recovery during December averaged 68%, reflecting the effects of colder temperatures negatively impacting performance of the flotation chemicals and availability of the normal chemicals requiring the use of alternatives. These limitations have been addressed by heating these reagents and finding alternate sources of chemicals. Initial indications from the first ten days of January are encouraging, with the recovery rate increasing to 81% for that period.

Ore processing rates are expected to improve when the tailings management system issues are resolved, and early indications are that the recovery rates are already improving. These two areas have the potential to significantly improve the number of ounces of gold recovered into concentrates.

Concentrates

Concentrate grades for the gravity circuit averaged 48 ounces of gold per ton (November: 25 ounces of gold per ton), and the flotation concentrate grades averaged 69 ounces of gold per ton (November: 13 ounces per ton). These concentrate grades are substantial improvements over the November performance. A total of 1,118 ounces of gold were recovered in concentrate during December, which is a substantial improvement over the 650 ounces of gold that were recovered in concentrate during November. The ounces of gold recovered during December were primarily adversely impacted by gold recovery rates in the mill, limitations on mill throughput, and limitations resulting from mine tonnage output. Early indications are that the shortcomings in the ore transport and handling systems experienced in November have largely been resolved during December.

Mine and mill performance for the full month of January will be announced during mid-February.

Mr. Brian Kirwin, President & CEO, commented: "We are encouraged by recent progress from the underground mine, and the focus at Copperstone is now to resolve the tonnage limitations in the mill and continue improving the gold recovery rates. December’s performance shows a steady improvement as we work through the remaining limitations, and we look forward to bringing the Copperstone gold mine up to design throughput in the near future."

This release was reviewed by Douglas Wood, P.G., Vice President, Exploration of Bonanza, a non-independent Qualified Person within the meaning of NI 43-101.

About Bonanza

Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS
This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets,the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com